Exhibit 99.2

February 15, 2024

Yandex Q4 2023 and Full Year 2023 Earnings: Letter to Shareholders

1. Introduction and Overview

●	On February 5, 2024, Yandex N.V. announced that it has entered into a definitive agreement with a purchaser consortium to sell all of the Yandex group’s businesses in Russia and certain international markets. The businesses being sold represented more than 95% of the group’s consolidated revenues in 2023, and approximately 95% of the group’s consolidated assets and employees.
●	The total consideration for the sale will be RUB 475 billion (approximately USD 5.2 billion as at the date of the announcement) (subject to adjustments), reflecting a mandatory 50% discount to a “fair value” as currently imposed as a condition to the required approval by the Government Commission for the sale of Russian assets to parent companies in “unfriendly” territories, including the Netherlands. The consideration is payable in a combination of cash and Class A shares of Yandex N.V. where at least 50% of the consideration will be payable in cash. A portion of the net cash consideration (after adjustments, applicable taxes and other expenses) will be retained to finance the development of certain retained international businesses, with a substantial proportion of such net proceeds to be returned to our shareholders, which we currently expect to be by way of a share repurchase offer.
●	The transaction has been unanimously approved by the Board of Directors of Yandex N.V. and remains subject to certain conditions precedent, including receipt of required regulatory approvals and our shareholder approval, including a separate approval of our Class A shareholders. Our Extraordinary General Meeting and Class A Meeting are scheduled on March 7, 2024. It is expected that the initial closing pursuant to the transaction will take place in the first half of 2024.
●	Following the completion of the transaction, Yandex N.V. will retain a portfolio of international businesses and other non-Russian assets, including four early-stage technology businesses: (i) Nebius AI, (ii) Toloka AI, (iii) Avride, and (iv) TripleTen. Upon completion of the proposed transaction, we intend to publish pro forma financial information for the Company and the retained businesses, giving effect to the divestment.
●	Q4 2023 became the fourth quarter in a row, when we maintained solid revenue growth above 50% on a year-on-year basis. Most of our businesses sustained robust performance, with the highest contribution to revenue driven mainly by Search and Portal, E-Commerce, Mobility, other O2O businesses and Devices. A further improvement of operational efficiency across our core cash generating businesses as well as unit-economics across most of the other segments, led to an expansion of adjusted EBITDA margin on year-on-year basis.
●	We finished the full year with revenues of RUB 800 billion, up 53% year-on-year, and adjusted EBITDA of RUB 97 billion, up 51% year-on-year.
●	We continued to focus on developing our world-class technologies. In Q4 2023, Yandex became the only Russian-based company in the ranking of global leaders in the development of AI (research by Epoch AI and the MIT Institute), while our image, video- and text-generating app Shedevrum was rated to be in the top 3 globally of apps based on generative neural networks (data.ai research).
●	We ended the year with over 26 thousand employees, up 26% year-on-year. Yandex has topped the list of employers in Russia and has been named the best IT employer of 2023 (according to the Forbes ranking).

2. Search & Portal and Advertising

●	Search and Portal revenue increased by 45% year-on-year in Q4 2023 supported by growth across all categories and led by Finance & Insurance, Auto Goods, IT & Telecom, Real Estate, and Education & Employment. The strong dynamic was driven by our ongoing development and efficiency improvements to our ad-products (including on the back of the integration of our AI technologies), as well as the expansion of our advertising inventory (primarily on mobile platforms).
●	The advertising inventory demonstrated solid growth supported primarily by mobile platforms, with ad revenue on partner apps increasing by 77% year-on-year. We expanded advertising into new media channels, including Telegram, and offered a new video banner on SERP and premium brand ad formats on Yandex Maps.
●	In Q4 2023 we continued to develop our AI technologies and integrate them into our services:

o	we integrated new scenarios to use our generative neural network YandexGPT in search, including neural summarization of Russian-language videos (over 52 million summarizations since launch in Q4 2023);
o	we introduced YandexART, the new technology based on our diffusion neural network, which allows SMBs to easily generate images for ad visualization (available in Shedevrum, as well as for clients of Yandex Businesses and merchants of Yandex Market);
o	the share of ad impressions created by our generative AI technologies (including YandexGPT and YandexART) reached one third of all ad impressions; and
o	95% of advertising spending related to apps' advertising across the Yandex Advertising Network were based on ML-powered LTV forecasts to maximize the long-term revenue from an attracted user and increase the long-term advertising campaign efficiency by 10%.
●	Overall, in 2023, we achieved a significant improvement in the efficiency of our entire advertising system (measured as conversions per advertisers’ target CPA), which increased by 30% year-on-year.
●	In Q4 2023, our search share on iOS hit the record 51.2% (up 3.2 pp compared to a year ago), overcoming a 50% milestone for the first time.

3. Mobility

●	In Q4 2023, GMV of our Mobility services, including our ride-hailing, scooters and car-sharing businesses, grew by 50% to RUB 327 billion, supported by the growing demand for ride-hailing services across all regions of presence.
●	The number of active users of Yandex Go apps reached 47.4 million in December 2023, up 18% year-on-year and 9% compared to September 2023.
●	Our international taxi services, operating outside of Russia, continued to perform well. GMV grew by triple-digits, while share of trips outside of Russia was 35% in December 2023 compared to 30% a year ago and to 37% in September 2023 on the back of peaked seasonal demand on our domestic market.
●	We ended the quarter with 1.75 million active drivers on the platform worldwide. We continued to invest in the quality of the service to accommodate the balance between growing demand and driver supply. In Q4 2023 partners’ earnings increased by 50% and reached a total of RUB 288 billion. On the full year basis partners’ earnings grew 47% year-on-year, ahead of our GMV, and reached RUB 974 billion, while our investments into driver supply grew 73% year-on-year.

4. E-commerce

●	E-commerce GMV grew by 46% year-on-year in Q4 2023 up to RUB 164 billion supported by order frequency growth, assortment expansion and cross-service synergies.
●	During the quarter, the largest market players visibly increased promotional pressure, while we maintained our focus on unit economics (UE). In Q4 2023, we improved UE in E-commerce by 3 percentage points year-on-year on the back of higher operational efficiency as well as further development of our ad platform and corresponding strong growth in advertising revenue. These factors helped to offset seasonal logistic constraints as well as continuing courier undersupply. UE of Yandex Market was in a positive territory in Q4 2023, including in December, which is traditionally a challenging month from UE perspective.
●	Advertising revenue in E-commerce grew 3.7 times in absolute terms and increased by 3 percentage points year-on-year as a percentage of GMV in Q4 2023. The growth was supported by enhancements to the quality and exclusivity of our advertising products, including the implementation of AI solutions to automate the content creation and launch of ad campaigns for our partners. Advertising revenues from Yandex Market alone reached 5.2% of GMV in the quarter.
●	Cross-synergies continue to benefit our E-commerce services, while allowing them to make a positive contribution to other businesses in return:
o	Share of GMV, generated through Yandex Fintech products in Yandex Market, exceeded 40% in late 2023;
o	Yandex Market has become a significant enabler of our Fintech business and is the largest contributor to the user growth of the Yandex Pay card: the number of activated Yandex Pay cards immediately increased two-fold once we launched the “green prices” (special offer for Yandex Pay users) on Yandex Market in Q4 2023;
o	E-commerce contributed more than 10% of new Plus subscribers in Q4 2023.

●	The number of daily average users (DAU) of Yandex Market increased more than 50% and reached 9.2 million in Q4 2023, while peaking around 14 million during the 11.11 sales. The number of total unique sellers listed on our platform exceeded 100 thousand.

5. Other O2O services:

●	GMV of our other O2O services grew by 56% year-on-year in Q4 2023.
●	GMV of our last- and middle-mile Delivery business grew by 73% year-on-year on the back of growing penetration of the E-commerce and food delivery in Russia, as well as international expansion. We continued to invest into courier supply and further improvements in operational efficiency, including through maintaining solid batching rate of deliveries, that resulted in the continuing growth of courier earnings per hour.
●	GMV of our Food Delivery business grew 50% year-over-year. The segment continues to benefit from its tight cross-pollination with Eats Grocery, Lavka and Market, while also contributing to their development. It generates 15% of new clients to E-commerce businesses.
●	Growing order density and efficient batching led to higher courier utilization in Eats and Delivery overall and an increase in per-hour courier earnings by more than 30% year-on-year in Q4 2023.

6. Additional comments on other fast-growing businesses:

Plus and Entertainment Services:

●	Plus and Entertainment services revenue grew 72% year-on-year in Q4 2023, and doubled for the full year 2023.
●	We finished the year with 30.4 million Yandex Plus subscribers, up 58% year-on-year. Average revenue per paying subscriber in December 2023 increased by 15% year-on-year.
●	Kinopoisk, Yandex Music and Yandex Afisha further strengthened their leading positions in respective markets according to a GfK report, which we believe is due to our continuous focus on growth and the retention of our user base, product quality and investments in content production and expansion.
●	Yandex Afisha sold 17.6 million tickets in 2023 (up 71% year-on-year), of which approximately 68% were sold directly to users within its websites and mobile apps. GMV of 1P ticket sales increased by 121% year-on-year to RUB 18.5 billion, while GMV of tickets sold by partners through our B2B platform grew by 69% year-on-year to RUB 6.7 billion in 2023.

Other services

●	The annualized revenue run-rate for Yandex Cloud was RUB 16.4 billion in December 2023, up 57% year-on-year. The number of paid clients in Yandex Cloud grew 20% year-on-year and exceeded 29 thousand in the end of Q4 2023. Product-wise, Yandex Cloud unveiled a Public Preview of YandexGPT API with enhanced features and business support.
●	Monthly active users of Alice worldwide reached 77.1 million as of December 2023, up 45% year-on-year. We continue to adapt our key technologies to international markets: in Q4 2023, Alice became available in Kazakhstan (in Kazakh language respectively), while an Arabic-speaking smart assistant based on Alice technologies was launched in the UAE.
●	In 2023, we sold 4.2 million Yandex Stations, equipped with Alice. That makes more than 40% of 9.6 million smart speakers sold since the launch in 2018. Product-wise we launched a new Midi Station, smart speaker in the medium segment, and DuoMax Station, our new flagship smart speaker with a display, both in Q4 2023.
●	In Q4 2023, the Yandex Pay app (with any bank card) became available for offline purchases in major shops – with the ability to use Split payments and receive Yandex Plus cashback.
●	By the end of December 2023, Yandex's delivery robots had completed 310,000 commercial orders since the launch in 2020, which included food deliveries from cafes, restaurants and shops. Yandex is currently experimenting with third party partnerships, offering to other businesses a service model that involves renting out our delivery robots.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.1 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2023 and February 8, 2024, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this document is as of February 15, 2024, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: adjusted EBITDA, adjusted EBITDA margin and adjusted Net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included in Yandex’s press release dated February 15, 2024.